UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                               INCYTE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45337C-10-2
      ---------------------------------------------------------------------
                                 (CUSIP Number)


                                 BARRY L. BLOOM
                         655 MADISON AVENUE, 19TH FLOOR
                             NEW YORK, NY 10021-8043
                                 (212) 521-2930
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                FEBRUARY 19, 2004
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 2 OF 13 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Andrew H. Tisch
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              -0-
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 3,152,554
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              3,152,554
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,152,554
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 3 OF 13 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Daniel R. Tisch
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              -0-
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 3,152,554
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              3,152,554
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,152,554
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 4 OF 13 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               James S. Tisch
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              -0-
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 3,152,554
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              3,152,554
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,152,554
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 5 OF 13 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Thomas J. Tisch
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              -0-
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 3,352,554
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              3,352,554
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,352,554
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 6 OF 13 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Julian C. Baker
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              27,917
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 4,580,344
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  27,917
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              4,580,344
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,608,261
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 7 OF 13 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Felix J. Baker
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              -0-
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 4,580,344
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              4,580,344
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,580,344
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

         This Amendment No. 2 (the "Amendment") to Schedule 13D is being filed by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Julian C. Baker and Felix J. Baker (the "Reporting Persons") to amend and supplement the statement on Schedule 13D previously filed by the Reporting Persons. Except as amended and supplemented therein, that statement remains in full force and effect.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. However, the filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

         Set forth in the table below is the aggregate number of shares of Common Stock owned, including shares that may be acquired upon conversion or exercise of convertible securities or options within 60 days, by each of the following on February 19, 2004, together with the percentage of outstanding shares of Common Stock that such ownership represents.

                                      NUMBER OF SHARES       PERCENT OF CLASS
NAME                                      OWNED              OUTSTANDING (1)
-----------------------------         ----------------       ----------------


Four Partners                            2,755,513                    3.8%
Four-Fourteen Partners, LLC                200,000                    0.3%
Andrew H. Tisch (2)                        397,041                    0.5%
Daniel R. Tisch (2)                        397,041                    0.5%
James S. Tisch (2)                         397,041                    0.5%
Thomas J. Tisch (2)                        397,041                    0.5%
Baker/Tisch Investments, L.P.              278,593                    0.4%
Baker Bros. Investments, L.P.              208,814                    0.3%
Baker Bros. Investments II, L.P.           128,640                    0.2%
Baker Biotech Fund I, L.P.               2,174,811                    3.0%
Baker Biotech Fund II, L.P.              1,661,628                    2.3%
Baker Biotech Fund II (Z), L.P.             72,200                    0.1%
FBB Associates                              55,658                    0.1%
Julian C. Baker                             27,917 (3)                0.0%

Total                                    9,151,938                   12.4%

(1) The ownership percentages set forth in the table above are based upon 72,456,424 shares of Common Stock outstanding, as reported on the Company's Form 10-Q for the fiscal quarter ended October 31, 2003, plus any shares that may be acquired upon conversion of 5.5% Convertible Subordinated Notes due 2007 at the presently applicable conversion

                               Page 8 of 13 Pages
         price of $67.4195, plus any shares that may be acquired upon conversion of 3.5% Convertible Subordinated Notes due 2011 at the presently applicable conversion price of $11.2185, plus any shares that may be acquired upon exercise of stock options.

(2) Includes shares held by the Reporting Person in his individual capacity or by a trust in which the Reporting Person is the trustee or managing trustee and has voting or investment control over securities held by such trust.

(3) Represents shares that may be acquired upon exercise of non-qualified stock options.


         Each person listed above has sole power to vote or direct the vote of and to dispose or direct the disposition of the securities listed after such person's name, except as follows:

(1) By virtue of their status as managing trustees of the trusts that are the general partners of Four Partners, a New York general partnership, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of securities owned by Four Partners and shared power to vote or direct the vote of and to dispose or direct the disposition of such securities.

(2) By virtue of his status as manager of Four-Fourteen Partners, LLC, Thomas J. Tisch may be deemed to be the beneficial owner of securities owned by Four-Fourteen Partners, LLC and to have power to vote or direct the vote of and to dispose or direct the disposition of securities owned by Four-Fourteen Partners, LLC.

(3) Julian C. Baker and Felix J. Baker, by virtue of their control of entities that have the power to control the investment decisions of Baker/Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P. and Baker Biotech Fund II (Z), L.P., may each be deemed to be the beneficial owners of securities owned by such entities and may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of securities owned by FBB Associates and to have shared power to vote or direct the vote of and to dispose or direct the disposition of such securities.

                  The following sales of 5.5% Convertible Subordinated Notes due 2007 were effected by the entities noted below during the 60 days preceding the date hereof. The following transactions were effected with broker dealers on the over the counter market.

NAME                              DATE            PRINCIPAL AMOUNT       PRICE
---------------------------     --------          ----------------       ------
Andrew H. Tisch                 01/14/04               $400,000          90.75%
Daniel R. Tisch                 01/14/04               $400,000          90.75%
James S. Tisch                  01/14/04               $400,000          90.75%

                              Page 9 of 13 Pages

NAME                              DATE            PRINCIPAL AMOUNT       PRICE
---------------------------     --------          ----------------       ------
Thomas J. Tisch                 01/14/04               $400,000          90.75%
Damial Foundation Inc.          01/14/04               $135,000          90.75%
Bonnie J. Tisch                 01/14/04                $30,000          90.75%
Andrew H. Tisch                 02/03/04               $800,000          91.75%
Daniel R. Tisch                 02/03/04               $800,000          91.75%
James S. Tisch                  02/03/04               $800,000          91.75%
Thomas J. Tisch                 02/03/04               $800,000          91.75%
Damial Foundation Inc.          02/03/04               $200,000          91.75%
Andrew H. Tisch                 02/09/04             $2,250,000          91.92%
Daniel R. Tisch                 02/09/04             $2,250,000          91.92%
James S. Tisch                  02/09/04             $2,250,000          91.92%
Thomas J. Tisch                 02/09/04             $2,250,000          91.92%
Andrew H. Tisch                 02/10/04             $4,730,000          92.85%
Daniel R. Tisch                 02/10/04             $4,730,000          92.85%
James S. Tisch                  02/10/04             $4,730,000          92.85%
Thomas J. Tisch                 02/10/04             $4,730,000          92.85%
Damial Foundation Inc.          02/10/04             $2,080,000          92.85%
Andrew H. Tisch                 02/11/04             $1,000,000          93.30%
Andrew H. Tisch                 02/11/04             $1,237,500          97.75%
Andrew H. Tisch                 02/11/04             $3,237,500          98.25%
Daniel R. Tisch                 02/11/04             $1,000,000          93.30%
Daniel R. Tisch                 02/11/04             $1,237,500          97.75%
Daniel R. Tisch                 02/11/04             $3,237,500          98.25%
James S. Tisch                  02/11/04             $1,000,000          93.30%
James S. Tisch                  02/11/04             $1,237,500          97.75%
James S. Tisch                  02/11/04             $3,237,500          98.25%
Thomas J. Tisch                 02/11/04             $1,000,000          93.30%
Thomas J. Tisch                 02/11/04             $1,237,500          97.75%

                              Page 10 of 13 Pages

NAME                              DATE            PRINCIPAL AMOUNT       PRICE
---------------------------     --------          ----------------       ------
Thomas J. Tisch                 02/11/04             $3,237,500          98.25%
Damial Foundation Inc.          02/11/04             $1,150,000          97.75%
DMA Family Partnership          02/11/04                $73,000          97.75%
Andrew H. Tisch                 02/12/04             $3,500,000          99.00%
Daniel R. Tisch                 02/12/04             $3,500,000          99.00%
James S. Tisch                  02/12/04             $3,500,000          99.00%
Thomas J. Tisch                 02/12/04             $3,500,000          99.00%

         The following 3.5% Convertible Subordinated Notes due 2011 were purchased in a Rule 144A offering from Morgan Stanley & Co. Incorporated by the entities set forth below during the 60 days preceding the date hereof. The notes are convertible to Common Stock at the presently applicable conversion price of $11.2185.

NAME                              DATE            PRINCIPAL AMOUNT       PRICE
---------------------------     --------          ----------------       ------
Baker Biotech Fund I, L.P.      02/19/04            $7,793,000            100%
Baker Biotech Fund II, L.P.     02/19/04            $7,207,000            100%



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.     Agreement regarding the joint filing of this statement.










                              Page 11 of 13 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2004


                                       By: /s/ Andrew H. Tisch
                                           -------------------------------------
                                            Andrew H. Tisch

                                       By: /s/ Daniel R. Tisch
                                           -------------------------------------
                                            Daniel R. Tisch

                                       By: /s/ James S. Tisch
                                           -------------------------------------
                                            James S. Tisch

                                       By: /s/ Thomas J. Tisch
                                           -------------------------------------
                                            Thomas J. Tisch

                                       By: /s/ Bonnie J. Tisch
                                           -------------------------------------
                                            Bonnie J. Tisch

                                       By: /s/ Julian C. Baker
                                           -------------------------------------
                                            Julian C. Baker

                                       By: /s/ Felix J. Baker
                                           -------------------------------------
                                            Felix J. Baker


                              Page 12 of 13 Pages

                                                                       EXHIBIT 1


                                    AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on
Schedule 13D relating to the Common Stock, par value $0.001 per share, of Incyte Corporation, and such other amendments as may be filed by them hereafter, are being filed with the Securities and Exchange Commission on behalf of each of them.

February 24, 2004

                                       By: /s/ Andrew H. Tisch
                                           -------------------------------------
                                            Andrew H. Tisch

                                       By: /s/ Daniel R. Tisch
                                           -------------------------------------
                                            Daniel R. Tisch

                                       By: /s/ James S. Tisch
                                           -------------------------------------
                                            James S. Tisch

                                       By: /s/ Thomas J. Tisch
                                           -------------------------------------
                                            Thomas J. Tisch

                                       By: /s/ Bonnie J. Tisch
                                           -------------------------------------
                                            Bonnie J. Tisch

                                       By: /s/ Julian C. Baker
                                           -------------------------------------
                                            Julian C. Baker

                                       By: /s/ Felix J. Baker
                                           -------------------------------------
                                            Felix J. Baker





                              Page 13 of 13 Pages